APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Love Conquers All
Balance Sheet - unaudited
For the period ended April 24 2020

	Current Period	Prior Periord
	24-Apr-20	**1-Nov-19**
ASSETS		
Current Assets:		
Cash	$ 300.00	$ 300.00
Prepaid Expenses	1,600.00	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	1,900.00	300.00
Fixed Assets:		
Furniture and Equipment	5,390.00	5,390.00
Computer Equipment	150.00	150.00
Vehicles	-	-
Less: Accumulated Depreciation	(600.00)	(600.00)
Total Fixed Assets	4,940.00	4,940.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	2,000.00	2,000.00
Other Assets	-	-
Total Other Assets	2,000.00	2,000.00
TOTAL ASSETS	**$ 8,840.00**	**$ 7,240.00**
LIABILITIES		
Current Liabilities:		
Outstanding Rent	$ 4,300.00	$ -
Total Current Liabilities	4,300.00	-
Long-Term Liabilities:		
Notes Payable	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	4,540.00	4,540.00
Total Equity	4,540.00	7,240.00
TOTAL LIABILITIES & EQUITY	**$ 8,840.00**	**$ 7,240.00**

Love Conquers All
Income Statement - unaudited
For the period ended May 1 2020

	Current Period
	January 28 2019 - January 28 2020
REVENUES	
Sales	$ 26,000.00
Beauty Consulting	12,000.00
TOTAL REVENUES	**38,000.00**
COST OF GOODS SOLD	
Cost of Sales	13,000.00
Supplies	260.00
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	13,260.00
GROSS PROFIT (LOSS)	24,740.00
OPERATING EXPENSES	
Rent	24,000.00
Insurance	1,320.00
Electricity	4,200.00
Heat/Gas	1,200.00
Phone	540.00
STX	540.00
Marketing	2,400.00
Water	1,200.00
TOTAL OPERATING EXPENSES	35,400.00
OPERATING PROFIT (LOSS)	(10,660.00)
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ (10,660.00)

I, Donnette Lyttle, certify that:

1. The financial statements of Love Conquers All Salon & Spa, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Love Conquers All Salon & Spa, LLC has not been included in this Form as Love Conquers All Salon & Spa, LLC was formed on 01/28/2019 and has not filed a tax return to date.

Signature   DocuSigned by:

                    56B12F6FF4A949B...

Name: Donnette Lyttle

Title: CEO